SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                   OR 12(g) OF THE SECURITIES EXCHANGE OF 1934



                          Advantage Technologies, Inc.
                  ---------------------------------------------
                  Name of Small Business Issuer in Its Charter)

State of Nevada                                              93-1244440
-------------------------------                              -------------------
(State or other jurisdiction of                              (I.R.S. Employer
incorporation or organization)                               Identification No.)

                    1324 S. Mary Avenue, Sunnyvale, CA 94087
               --------------------------------------------------
                    (Address of Principal Executive Offices)

                                 (408) 746-9960
                                 --------------
                            Issuer's telephone number


Securities to be registered pursuant to Section 12(b) of the Act:  None


Securities to be registered pursuant to Section 12(g) of the Act:

                                  Common Stock
                             ----------------------
                                (Title of class)

                                     PART I


ITEM 1.  DESCRIPTION OF THE BUSINESS

HISTORY

         Advantage Technologies, Inc. (the"Company") was originally organized as a Nevada corporation on September 21, 1993 under the name Logistics Distribution Systems International Group, Inc. Under the Company's management at that time, of which our current management was not a part, the Company's original business was to investigate for possible acquisition various business opportunities. The current management of the Company is not aware of what business, if any, was carried at that time. On November 8, 1995, the Company's name was changed to Vortices, Inc. Under the then current management, the Company's business was the development and marketing of flight simulators to the arcade game market.

         On April 21, 1998, the Company merged with Simulator Systems, Inc., a Nevada corporation, which was the surviving corporation of a prior merger on April 15, 1997 between Simulator Systems, Inc. and Marksmanship Training Centers, Inc., an Oregon corporation.

         After the merger with Simulator Systems, Inc., the business of the Company became the development and marketing of a computerized rifle/pistol simulator which uses real weapons to provide the user with an accurate and realistic shooting experience with the use of live ammunition. The user aims a weapon at a video display screen and fires at a target on the screen. The system also allows the user to obtain a computer printout of shots fired indicating accuracy.

         On April 5, 1999, the Company changed its name to Casino Pirata.com Ltd. In February, 1999, the Company entered into agreements with WorldNet Casinos.com, Inc. pursuant to which the Company owned and operated an Internet gaming website.

         On September 24, 1999, the Company entered into a Share Exchange Agreement and Plan of Reorganization with Advantage Systems, Inc., a California corporation, doing business as American Computer. Pursuant to that Agreement, the Company acquired all of the issued and outstanding common stock of American Computer, which became a wholly-owned subsidiary of the Company. American Computer is a second-tier vendor and marketer of personal computers.

         American Computer was originally formed in 1985. It was originally known as American Cash Register, Inc., which was later shortened to ACR, Inc. and then expanded to American Computer Research, Inc. In 1996, Advantage Systems, Inc. acquired the name, phone and customer lists, inventory, and other assets from American Computer Research, Inc. and commenced business as American Computer.

         On November 18, 1999, the Company changed its name to Advantage Technologies, Inc. On December 1, 1999, the Company conveyed its interest in its Internet gaming website to a newly- formed wholly owned subsidiary operating under the name Casino Pirata.com Ltd.

         The Company is organized as a holding company with two wholly-owned subsidiaries: Advantage Systems, Inc. and Casino Pirata.com Ltd.

BUSINESS AND OPERATING PLAN

         ADVANTAGE SYSTEMS, INC.

         At the present time. the Company's principal business activity will be that of its wholly-owned subsidiary, Advantage Systems, Inc. ("ASI"). Under the trade name of American Computer, ASI is a second-tier vendor and marketer of personal computers. ASI builds high-quality, well-configured, top-of-the-line computers that are reliable and competitively priced. ASI has the opportunity to leverage its current self-sustaining position and realize substantial increases in revenues and profits by expanding its direct sales programs targeting high-growth segments - small- to medium-sized business, small office/home office and mainstream corporate information technology and aggressively scaling-up its already effective "just-in-time" component sourcing and assembly operations.

         The total U.S. market for personal computers is projected to reach $59.6 billion in 1999 and $65.0 billion in 2000, fueled by the Internet, interactive applications, and demand for low-cost, network-ready multimedia machines. The bulk of the personal computer business is conducted in the direct sales channel and through the World Wide Web to which information technology purchasing managers and technology-savvy consumers refer when seeking product information, vendors, and pricing. Second-tier vendors account for about 45 percent of PCs sold, or $31.5 billion in the U.S. The Company believes this could grow to over $120 billion by the year 2000, and ASI is now moving quickly to capture market share where each percent of the business is worth more than $1 billion.

         In pursuit of these objectives ASI has assembled an experienced management team with a record of success in various technology enterprises. Kenney Noel, Vice President of Purchasing, is responsible for ASI's "just-in-time" purchasing model as well as all vendor relationships. Alfonso Reyes, has been in Sales and Marketing for more than ten years and the electronics industry over four years. George Bentley, Vice President Marketing and E-Commerce, founded a successful information technology company and has managed product development, manufacturing, sales, and installation for over thirty seven years.

         ASI builds a wide variety of personal computers for resale under the American Computer name. Six basic systems are currently offered ranging from low-end AMD K6-2 3D 350 MHz processors at $819 for first-time users to sophisticated Intel Pentium 550 MHz Quad Xeon network servers priced up to $14,999. With each basic system, customers can specify processor speed according to price/performance needs. All systems include the latest microprocessors from Intel and American Micro Devices, as well as graphics, multimedia, and networking technologies; video and sound cards, color monitors, CD-ROM drives, DVD-ROM drives, and onboard fax/modems.

         Products

         ASI builds and markets high-quality personal computer systems for corporate networked environments, as well as standalone systems for a wide variety of applications. Overall, the existing product line under our own brand name - American Computer - is in the introductory stage. The technology in our products consists of the latest multimedia sound and video, and Internet/network connectivity running primarily Windows 98 and NT platforms. Six basic products are currently offered:

         o An entry level system called the STUDENT is available in AMD K6-2-3D 350 MHz through AMD K7 Athelon 550 MHz models, ranging in price from $819 to $1,249. All versions include 64 MB RAM, 6.0 GB hard drive, 15-inch color monitor, 8 MB video card 56kbs voice/fax/modem, 44x CD-ROM drive, 32-bit sound card, 120-watt speakers, keyboard, mouse, and Microsoft Windows 98 software.

         o The SCHOLAR product line is available in Intel Pentium III 450 through 600 MHz models, as well as AMD K7-500 and K7-550 models. All versions include 64 MB RAM, 10.0 GB hard drive, 17-inch color monitor, and upgraded versions of the STUDENT feature set. Prices range from $1,019 to $1,269.

         o       The GRADUATE product line features Intel technology throughout,
         13.0 GB hard drive, 8 MB 3-D video card, 44x CD-ROM drive, and 128-bit SoundBlaster sound card, all in a mini-tower case. It is considered a robust system for mature users and offers Pentium III, and AMD K7 versions running at speeds up to 550 MHz. Prices range from $1,379 to $2,079.

         o The PRO-FORMER system series offers most leading-edge technologies. A favorite of software developers and state-of-the-art consumers, it is available in the same versions as the GRADUATE at prices ranging from $1,719 to $2,499 with 128 MB RAM, 18.0 GB hard drive, 17-inch color monitor, 44x CD-ROM drive, 16 MB 3-D video card, and 256-bit SoundBlaster sound card in a mini-tower case.

         o The CAD-PRO II system is configured for engineering and CAD markets, with various Dual Pentium III versions including MMX technology. Prices range from $2,599 to $3,499 with all versions including 256 MB RAM, 18.0 GB hard drive, 21-inch color monitor, and other upgraded features, including bundled MS Windows NT 4.

         o The NETWORK SERVE series is intended as an application or data server expandable to accommodate 100-plus simultaneous users. It offers very fast processing of extremely large data files and astronomical calculations. The NETWORK SERVER comes in single, dual, and quadruple Pentium III and Xeon versions ranging in price from $3,099 to $16,599. All versions feature minimum 256 MB RAM, five 9.0 GB hard drives, 14-inch color monitor, 8 MB video card, an Intel 10/100 Ethernet card, 5 Kbs fax/modem, 44x CD-ROM drive, all in a full tower case. The company also offers a version with up to four Pentium Pro 200s for less than $15,000.

         ASI also sells top-quality name-brand systems for Compaq Computers as a Value Added Reseller. To date sales have been nominal in this relationship which is less than three months old. However, management feels this will uniquely position the company to compete at all levels of Network and Web design, configuration, sales, and installation.

          We plan to follow these products with extensions to our line which include network servers targeted at Internet Service Providers; thin-client PCs targeting corporate, education, and government markets; and high-quality laptop computers with extensive multimedia and Internet connectivity features.

          ASI also offers high-quality laptop computers, and has positioned itself to develop a revenue stream from this highly lucrative $21.5B market. Research estimates anticipate a growth rate of 17.0% through the year 2000. ASI will assemble units with ASI-specified components in accordance with market opportunities.

          A critical factor in the production of our products includes our unique "just-in-time" approach to supply and inventory, which guarantees us the flexibility we need to face this competitive and rapidly changing market. Our business model is unique because if provides a method for assembling the best configuration of final product at a competitive price., provides for a continuous supply of product without the attendant inventory burden, and takes advantage of known and proven marketing methodologies as a major component of its overall business model.

          ASI averaged 50 systems sold per month over the last twelve months. All components are new and fully warranted by the original manufacturer, with direct component costs running 80 percent for systems, 70 percent for off-the-shelf sales. Using TechData, Ingram Micro, Ameriquest, Merisel, and other national distributors for sourcing insures availability of product at the lowest possible price on terms favorable to our operation.

          With sales increasing, ASI will purchase desktops and laptops at higher volume pricing direct from original (white boxes) manufacturers. Pricing will then be relatively flexible versus the competition, and ASI will be better positioned to control volume and maximize profits. The company will also realize significant technical support, warranty, and return merchandise authorization
(RMA) advantages, will be able to acquire components at times when smaller integrators - our primary competition - cannot, and will be better insulated against temporary price swings during periods of product scarcity.

          Marketing

          ASI relies primarily on telemarketing and customer referral to advertise its products for sale and secondarily on the world wide web. This form of advertising results in approximately 20 to 50 systems sales per month directly and 5 to 15 systems per month as referral business.

           The estimated worldwide installed base of x586 or older systems is approximately 125,000,000 units, and those units will be replaced starting in 2000 as totally new chip technologies, operating systems, and software are introduced. Due to its small size, flexibility of operations, and extensive network of suppliers, Advantage Systems is strategically positioned to quickly integrate and bring to market products configured with any new technologies, and therefore capture a major share of the first-adopter market.

          Our target market will be the small to medium sized business and Small Office-Home Office where there is a real need for suppliers who can design and install a networked environment. Traditionally they will buy both the lower-end PC, where price is the primary factor, and the high-end PC, where component technology is the primary factor.

          ASI is basing its strategy on prior experience, as well as research from national trade magazines that provide pricing analysis for specific market segments and data on average system configurations within specific price ranges. By following this research, as well as data collected from its own sales records, ASI is able to optimize configuration and pricing of its systems in positioning versus competition.

          Our target markets do not have substantial seasonal components. Historically, sales are relatively constant throughout the year, with the exception of some downturn from December 20 to January 20 according to industry studies. Our marketing plan will concentrate on generating direct sales through telemarketing with known response potential. ASI will be using telemarketing as its primary advertising vehicle and it's website, www.ampcomp.net as a secondary sales tool. This marketing and sales strategy will drive our primary revenue engine.

          Competition

          ASI competes directly with "second-tier" vendors - emerging companies in the direct marketing channel. These are companies that are now established, have good management teams, are generally well financed, and are moving up to compete with the Top 5: Dell, Gateway, Compaq, IBM, and Micron. Their strengths are size and adaptability. Their weakness is in their inability to manage the increased pressure of financing and rapid growth, causing strained credit lines and supplier relationships, and resulting in loss of focus.

          Because of increased competition from the internet in the form of auction houses and direct sellers whose business models and sales strategies call for selling systems at or below cost, most companies in the "second-tier" have been required to completely re-evaluate the way they do business. ASI has not been exempt from this re-evaluation process.

          The management of ASI believes that to survive and thrive there has to be a value-add component to the offerings of a company in addition to price and quality. Service is clearly the additional component. It comes in the form of "build to order" systems, short delivery dates, flexibility of configuration, price, and performance. All these things are offered in some degree by the competition. We believe that the real value add has to be around the concept of a one stop solution. A place where a customer's hardware needs can be assessed, priced competitively, and delivered quickly, where operating software and networking can be engineered into the equation, including cabling and installation. A place where a customer can not only get computers, but a place that can design your website and have you doing e-business in a short period of time. It is ASI's intent to be a full service, one stop shop.

          ASI's competitive advantage stems from the broad financial, manufacturing, and marketing and sales experience of the management team. The overall quality of our products; our consistently competitive pricing; the strategic advantage of our "just-in-time" components sourcing; the flexible setup envisioned for our assembly operations; and our willingness to embrace change and go where the market is going.

          Due to the competitive nature of the computer industry in general, ASI, like it's competitors, has had to look to other avenues for sales of it's systems outside the traditional print media/direct sales format. ASI has earned the designation from Microsoft Corporation to advertise and hold itself out to be a Microsoft Certified Solutions Provider. This has opened up new revenue potential to ASI in the areas of customer based solutions for networking installation and management, internet and intranet communications, website development and hosting, as well as hardware sales and maintenance.

          Because of the open architecture of the IBM PC clone, ASI is able to compete technically as well as price wise with the biggest to the smallest names in the industry. The latest components are available to ASI as quickly as they are to Compaq, Dell, Gateway and others. With only a slight increase in monthly volume, AST could become eligible to buy direct from many manufacturers, thereby improving its ability to compete.

          Strategy

          ASI's market strategy is to become established as a leading one stop supplier of solutions for information and communications technology which include IBM PC Clones and related components and peripherals which allow end users to perform the task they specify efficiently utilizing the latest technology at very competitive prices. To do this, we will leverage its core competencies, knowledge and expertise in the industry, to achieve market penetration and gain a reasonable and growing market share.

          ASI will need to identify, develop, and train telesales people which reach its pre-identified target market with a direct sells campaign that is effective and conveys the concept of American as a quality alternative to the established system integrators who do not offer the full suite of services found at ASI.

          In order to be competitive, ASI will need to improve its sourcing so as to maximize quality and minimize costs. Products will need to continue to be delivered on time, with costs controlled, marketing budgets managed and assets safeguarded. In addition, personnel with a variety of skills and experience will have to be recruited, trained, and retained.

          Technology

          At present, ASI neither owns nor licenses any technology with respect to its products or services.

          CASINO PIRATA. COM

Through its wholly-owned subsidiary, the Company operates an Internet gaming site under the name Casino Pirata.com. The website address is www.casinopirata.com. The gaming site is operated through a license agreement with WorldNet Gaming, Inc. WorldNet Casinos.com, Inc. ("WorldNet") maintains its headquarters in San Jose, Costa Rica and its U.S. marketing office in Fort Lauderdale, Florida. WorldNet is in the business of developing JAVA(R) based online casino software and licensing "turn-key" Internet casinos. In addition, WorldNet operates two of its own Internet casinos.

The Company has a five (5) year license from WorldNet pursuant to a Software License Agreement dated April 19, 1999. The Company paid WorldNet $150,000.00 for the license rights The license includes the following games: blackjack; slots; pai-gow; video porker; roulette; instant bingo; and baccarat. Under the license, WorldNet provides management services; technical support; marketing; account and billing back office suite to view real-time sales; software upgrades. For these services, WorldNet receives a management fee of 30% of the net win.

WorldNet uses Internet proprietary encoding and processing technology, which allows for security for financial transactions via the Internet. This technology acts as an international currency converter and a secure Internet transaction gateway to financial institutions for on-line merchants. SSL Internet Protocol is used to provide privacy and reliability between he communicating applications. SSL uses 12b bit encryption which ensures server and client authentication through encrypted algorithms and cryptographic keys. WorldNet also provides an additional level of security with an Address Verification System validation, which validates submitted addresses with the casino player's registered address to mitigate the use of stolen credit cards. Each casino player registers on the website and is issued a unique Personal Identification Number. WorldNet accepts both MasterCard and VISA credit cards.

          To date the company has not received any income from this operation. For all practical purposes, access to this site is open to the public, but basically, only individuals with credit cards can gamble immediately. An individual could mail in a check or money order and after some period of time an account could be opened on their behalf, thus allowing them to wager up to the amount of the credit in their account.

          There does appear to be traffic to the website and some wagering activity. Accounting information submitted to management by WorldNet Gaming, Inc, while raw, incomplete, and unsubstantiated indicates some revenues and traffic into the site on a monthly basis. However, all of the hardware, software, and other elements of business control are in the hands of the Franchisor WorldNet Gaming, Inc. To date management of WorldNet Gaming, Inc has been unwilling to allow access to the original source records or to the financial institution with which WorldNet Gaming, Inc operates through.

          Financial control of the entire operation is through a special banking relationship known as a Master Merchant Account Agreement. The Master Merchant Account Agreement, which accommodates credit card transactions, appears to be a wrap-around of an existing Master Merchant Account Agreement between WorldNet Gaming, Inc and an as yet undisclosed foreign bank. The company has tried unsuccessfully to obtain original source account documents from WorldNet Gaming, Inc. Without access to these, determination of financial gain or loss is impossible. Management has considered other legal remedies, however, WorldNet Gaming, Inc. and all of their resources are located outside the United States of America.

          Therefore it is the view of management, at this time, that the franchise agreement with WorldNet Gaming, Inc has no future economic value. Management is in discussions with WorldNet Gaming, Inc and others for the possibility of obtaining it's own software and Master Merchant Account Agreement operated at it's own URL on it's own hardware. There are numerous hurdles to overcome in this regard but the main ones are locating a financial institution amenable to entering into a Master Merchant Account Agreement with CasinoPirata.com for a gaming website, and raising the approximate $1,000,000 necessary to acquire software and hardware with which to setup a site in a host country.

          SIMULATOR SYSTEMS - EXCALIBORE
          ------------------------------

Through the Company's merger, when it was known as Simulator Systems, Inc, with Marksmanship Training Centers, Inc. ("Marksmanship"), the Company acquired the interest of Marksmanship in the development and marketing of an interactive rifle/pistol simulator designed to improve marksmanship skills. The first generation product was known as "Excalibore".

          The product is a computerized system which uses real weapons to provide the user with an accurate and realistic shooting experience without the use of live ammunition. The user aims a weapon at a video display screen and fires at a target on the screen which is chosen from a menu which includes full and half-size silhouettes, both stationary or pop-up and a variety of bull's-eyes.

          The user can select firing ranges from 25 yards to 1,000 yards. A camera device mounted on the barrel of the weapon "sees" the target through the sights of the weapon in the same manner as the target is seen by the user. When a shot is fired, the system instantaneously matches the information derived from the camera alignment (the sight) to the corresponding pixel address on the screen (the target) Algorithms compensate for distance and environmental factors. The instant feedback on where the short hit or missed the target shows the user how to adjust on subsequent shots.

          Actual modified pistols and rifles are used so that the weight and trigger action are real. Simulated recoil and sound lend authenticity to the firing experience. To provide a close simulation of actual weapons fire, the Excalibore has recoil action which is adjustable to the specific weapon attached. Earphones provide the actual sound of a weapon firing and a printer records how far the shots hit or missed the target. The Excalibore is compact in design and can be operated in a six by six foot area using standard AC current.

          Although the management of the Company when it was known as Simulator Systems, Inc. aggressively attempted to market the Excalibore system to a variety of users, including the U.S. armed forces, the Company's current management has decided to cease further marketing efforts at this time.

  ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL STATEMENTS.

  REVIEW OF OPERATING RESULTS
  ---------------------------

          The following discussion should be read together with the financial statements and the accompanying notes to the financial statements.

          Operations of the Company for the year ended September 30, 1999 resulted in a net ordinary loss. One segment of the business, Advantage Systems, dba American Computer, had net income from operations for the period, but this was more than offset by the losses incurred in other segments of the Company.

          Most of those losses are attributable to business segments which have been abandoned and discontinued by management, specifically the franchise relationship with WorldNet Gaming and the Excalibore system. While the Company's present management can not be assured that there will be no future losses of the type realized in the current period, management believes these losses were do to a failure by the Company's previous management to investigate business basics before undertaking the WorldNet Gaming franchise and the Excalibore system.

          Management believes that the business plan it has developed for it's primary business segment, Advantage Systems, Inc., is practical and executable on a profitable basis in fiscal year 2000. However, management can make no assurances of profitability. Additionally, management will have to raise significant working capital to achieve these goals. The only practicable way management can do this is through the sale of the Company's stock for which there may be no market.

          Our business plan calls for us to :

o Identify and acquire profitable new business segments by trading company stock
o Attempt to raise working capital from sale of company stock
o Execute on the business plans developed for the current owned business segments
o Vigilantly manage costs and expenses so to as remain competitive

         CAPITAL NEEDS AND FUTURE REQUIREMENTS
         -------------------------------------

         The formation of Advantage Technologies, Inc was undertaken for a number of reasons. These will be fully discussed in the course of the text of this treatment. The primary reason is, as is customary, to segregate diverse business segments into independently functioning operating units for economic, managerial, and legal reasons. The initial and immediate focus of Advantage Technologies, Inc.'s management will be towards its two principal wholly owned subsidiaries. These are the wellspring from which future successes will depend.

         It is also the intent of management to identify and acquire additional operating entities on an ongoing basis. The candidates for acquisition which management will attempt to locate will be primarily new, startup type entities with technology oriented products with uses by large demographic users.

         Because of Management's proximity to the San Francisco Bay Area and the nature of one of it's principal subsidiary's business as a systems integrator, management believes that many such acquisition opportunities will present themselves. While it would not be in the best interest of the company to reveal exactly the type, nature, and qualities of acquisition candidates, generally management will be looking for acquisition candidates which have unique and exploitable proprietary technology applicable to large demographics and potential for vertical integration.

         Management believes that what it has to offer to such candidates is access to capital markets through its status as a publicly traded entity, as well as its managerial depth which will be made available to exploit any opportunities present in an acquisition candidate. Management intends all of its acquisitions to be accomplished with very little, if any cash being exchanged. It is the intent of company management to exchange common stock of Advantage Technologies, Inc. for the stock of the target acquisition.


         With respect to the Company's wholly owned subsidiary, CasinoPirata.com, as reported elsewhere in this filing statement, its principal business activity consists primarily as that of a corporate shell at this time. There are currently no tangible assets, no income, no physical assets, and no direct business activities of an ongoing nature in this corporation. Its intangible assets are determined to be of no value. Management has determined that the franchise agreement held by it and issued by WorldNet Gaming, Inc. Has no economic value.

         While the franchise itself is of no value, management strongly believes that the fundamental underlying business concept is one of enormous business and profit potential. The industry predictions for the gaming business and especially the online gaming industry show tremendous growth potential on a global basis. To date, only a few of the large Las Vegas and Atlantic City and New Jersey gaming establishments have entered into this enormous new area of e-commerce. Most studies show that there is a global market that is significantly larger than the one that is being exploited within the areas of the United States where casino gambling is legal. Management is currently assessing the business opportunity represented here to determine how to best proceed in attempting to gain successful entry into this market.

           Since involving itself in the gaming business by acquiring the franchise with WorldNet Gaming, Inc., the company's management team has changed. The current management team is responsible for determining that the agreement between WorldNet Gaming, Inc. is of no value to the company. In the process of making this determination, a number of important factors were analyzed which gave rise to the determination of worthlessness of the franchise. These same factors were determined to be critical for any company to be successful in the online gaming business.

           Therefore, in order for CasinoPirata.com to be successful in the online gaming business, management has determined that the following conditions, at a minimum, must be satisfied:

         (1) A Master Merchant Account Agreement with an accredited financial institution must be established;

         (2) Proprietary gaming software must be identified and acquired. The software has to be renderable in multiple languages;

         (3) A site must be located and secured in an environment where operating a business of this type is legal;

         (4) Parameters of hardware and software requirements to support peak demand must be determined;

         (5) Technical personnel to operate the hardware and software have to be recruited and trained and put in place. This is a twenty-four hours a day/seven days per week/52 weeks per year business. An attorney with experience in international gaming law must be identified and retained;

         (6) A marketing plan must be developed to drive internet traffic to this site on a global basis and personnel acquired to accomplish these goals;

         (7)  Funds sufficient to accomplish all of the above are required.


         While this not an exhaustive treatment of a business model for online gaming, these are some of the fundamentals which management has determined to be necessary in order to go forward. Management's best estimate of the cost to accomplish all of the above is approximately $1,000,000. Management currently does not have sufficient working capital to undertake online gaming. At this time, management does not have a financing plan. Management is aware that other more established and better financed organizations with expertise in the gaming industry are either already online or are considering entering the online gaming industry.

         With respect to Advantage Technologies, Inc.'s wholly owned subsidiary, Advantage Systems, Inc, its principal business activity consists primarily as that of a systems integrator. However, as a response to increased competition, especially around pricing and dwindling profit margins, Advantage Systems, Inc. has moved in the direction of a Value Added Reseller and service model. In this model, the traditional systems integrator adds branded product lines to their existing proprietary product lines and models, and service, related usually to application software, operating systems software, or website development. Advantage Systems, Inc. continues to be a systems integrator and its' sales of computers consists primarily of its' own brand, "American Computer" systems. However, Advantage Systems has added Compaq and Hewlett Packard to its offerings of hardware. The company also sells a wide variety of Branded Network connectivity products such as Intel, 3COM, CISCO, Bay Networks, SMC, Ascend, and Asante. Advantage Systems, Inc, also has become a Microsoft Certified Solutions Provider.

         This enables the Company to advertise offerings of hardware, installation, networking services and installation of operating systems, including all cabling, switching devices, routers, and hubs, installations with a solid basis and expertise, which the public wants. The profit margins in these service and networking areas are substantially higher than from hardware. This bundle of goods and services can be and is often separated and sold individually, but usually one provides a doorway through which to sell the others.

         In the business model management has developed, the primary target is the small and/or startup business. The reasons for this are that there are numerous such businesses that need the kind of expertise and service which the Company offers on an incremental or part-time basis. These businesses need custom designed as well as "off-the-shelf" hardware solutions such as offered by the Company. These businesses also need internet access and connectivity, including category 5 cabling. Lastly, these business need website development, consulting and design. The Company offers all of these goods and services.

         In this business model, management has determined that duplication for purposes of growth is relatively simple and straightforward. Management's' intent is to develop the techniques we currently use to develop sales leads for our Silicon Valley area to the point of acceptable efficiency. We anticipate less than a year to perfect these techniques. Once we are efficient in the sales lead generation segment, management intends to expand the outside sales force to new communities and open outside sales offices in these newly identified areas.

At this time, management has determined, that all that will be needed is:

(1) The acquisition of the data relating to the demographics which we have established;

(2)      Adequate 1-800 number service;

(3) Apply the same telesales techniques for sales lead generation locale sales office for outside sales personnel;

(4)      Outside sales personnel;

(5)      software and hardware installation technicians for installations.

         All management, purchasing, accounting, support and customer service will be directed from the corporate office in San Jose, California.

         The Company's marketing strategy is relatively simple. We obtain database information relative to the marketing demographic parameters, which we have predetermined. We use professional telesales individuals coupled with a direct mailing of collateral materials to our predetermined demographics. Once a level of interest is established, a professional sales representative is scheduled for an onsite interview with the prospective client where an assessment is made of the client's requirements. Often, in this environment, our sales people are able to offer alternatives which are more effective and at times less expensive. Typically, we do not charge for this consulting service.

         There are incremental costs associated with hiring telesales professionals. Usually, within a short period of time after adding a telesales professional, one or more outside sales professionals have to be added. This results in a slight increase in overhead initially, and it is hoped a significant increase in sales shortly thereafter. We monitor telesales and outside sales to be sure we meet the goals we set from monthly self-assessment sales meetings.

         We are able to keep our investment in inventory low as we utilize just-in-time purchasing and inventory techniques. The largest costs to be financed in this model are the Accounts Receivable/ Work-in-Progress costs. We keep this as low as possible by billing all hardware on delivery. Service work is billed incrementally, beginning with a retainer if the job appears to be longer than thirty days. We also, as a policy, add technical personnel on a full time basis only when the revenue related to that aspect of business justifies the slot. Some of the financing of operations comes from trade creditors. Advantage Systems has been in this business for over 16 years now and we do have favorable terms with most of our suppliers. Another source of financing historically has been from retained profits being put back into the business. It is estimated for every incremental $1,000,000 in gross business, an additional $100,000 in working capital is required. Advantage Systems is projecting a growth of $1,500,000 in sales for the fiscal year-end September 30, 2000. According to this model an additional $150,000 in working capital will be required. Management expects to meet the need in part by retaining earnings from operations. Additionally, management expects to sell common stock to meet these and other cash flow requirements. Management understands that there may not be a market for the stock it expects to offer for sale.

YEARS 2000 COMPLIANCE
---------------------

         Advantage Technologies, Inc. and Advantage Systems, Inc. rely on computers for all of the customary uses that any technology related company would rely upon them. In addition to these concerns, the very nature of our business put us at the front of the problem and the solution. The century date change occurred without incident.

         The Company has sold thousands of systems to the general public over the course of the last sixteen years. While only a fraction of those could result in any exposure to the Company in terms of warranty related problems, none have resulted in a reported claim to the Company.

         This comes as no surprise to management inasmuch as the problem was primarily related to the BIOS (Basic Input/Output System) Programs found onboard all motherboards of IBM PC Clones. Most highend motherboard manufacturers, as well as most BIOS chip manufacturers, made the required corrections early in 1998. All of the legacy systems still in use older than two years could solve the problem by going online and downloading an update patch for their BIOS from the manufacturer well prior to December 31, 1999. To date we have had only one system returned with a potential Y2K problem and it was resolved and returned to the customer within 72 hours with only a small charge to the customer. We anticipate no further material consequences as a result of the century date change.

ITEM 3.  DESCRIPTION OF PROPERTY

         The Company maintains its principal administrative and executive offices at 1324 S. Mary Ave., Sunnyvale, CA 94087 consisting of approximately 800 square feet of office space and 600 square feet of assembly and shipping space. The Company expects this facility to be adequate for its needs for the next six months. The Company is now looking for a facility more suited to light-industrial assembly that will accommodate anticipated expansion in the near future.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
         MANAGEMENT

         This table describes the current ownership of the Company's outstanding Common Stock by (i) each of our officers and directors; (ii) each person who is known by us to own more than 5% of the Company's outstanding Common Stock; and
(iii) all of our officers and directors as a group:

Title of Class    Name and Address of       Amount and              Percent of
--------------    -------------------       --------------------    ----------
                  Beneficial Owner          Nature of Beneficial    Class
                  ----------------          --------------------    -----
                                             Owner
                                             -----

Common Stock      George J. Bentley            1,804,086             7.5 %
                  2600 Lunada Lane
                  Alamo, CA 94507

Common Stock      Keith E. Avinger             1,463,659             6.1 %
                  1382 Antwerp Lane
                  San Jose, CA 95118

Common Stock      Kenney F. Noel               2,128,020             8.9 %
                  7145 Dublin Meadows St.
                  Dublin, CA 94568

Common Stock      Vijay V. Marathe             1,463,659             6.1 %
                  20015 Puente Court
                  Saratoga, CA 95070

Common Stock      Alfonso Reyes                1,317,294             5.5 %
                  2529 Home Crest Dr.
                  San Jose, CA 95148

Common Stock      Corinna A. Stolp                 -0-                 0 %
                  1017 El Camino Real
                  PMB # 475
                  Redwood City, CA 94063

Common Stock      Yoshi Iwagami                    -0-                 0%
                  1881 Firebrick Terrace
                  Union City, CA 94587

Common Stock      Matthew L. Dodson                -0-                 0%
                  645 El Dorado Ave., #107
                  Oakland, CA 94611

Common Stock      Galileo, SA                  1,800,000             7.5 %
                  APDO 342
                  San Jose, Costa Rica 1000

Common Stock      Triparoo, SA                 1,800,000             7.5 %
                  APDO 342
                  San Jose, Costa Rica 1000

Common Stock      EuroCarib Consultants, Inc.  1,800,000             7.5 %
                  PO Box 10697
                  Kings Court Bay Street
                  Nassau, Bahamas

Common Stock      Middlegate Investments, Inc. 1,800,000             7.5 %
                  Bahamas Financial Centre
                  PO Box N 5484
                  Nassau, Bahamas
----------------------
All officers and directors
as a group ( 5 persons)                        5,395,765            22.3 %

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTORS AND CONTROL
         PERSONS

         This table describes our current directors and executive officers:

         Name                      Age               Title
         ----                      ---               -----
         George J. Bentley         61                President, CEO, Director
         Kenney F. Noel            51                Secretary, Director
         Yoshi Iwagami             36                Director
         Corinna A. Stolp          29                Director
         Matthew L. Dodson         27                Director

         George J. Bentley has been President, Chief Executive Officer and a director since September 1999, after the acquisition of American Computer by the Company. He is also a director of Casino Pirata.com Ltd., the Company's wholly-owned subsidiary. Since 1991, Mr. Bentley has been the owner of SP Group which is involved in information technology and the development of website for clients. Mr. Bentley received his Bachelors of Science degree from Pepperdine College in 1964.

         Kenney F. Noel has been corporate secretary and a director since October 1999. Mr. Noel also serves as Vice President of Operations for American Computer. He has been associated with American Computer since February 1996. Mr. Noel is also the President of Casino Pirata.com Lt., the Company's wholly-owned subsidiary.

         Yoshi Iwagami has been a director since October 1999. Since 1994, Mr. Iwagami has the President and majority shareholder of I. J. Corporation, a privately-held company involved in the wholesale building materials business. Mr. Iwagami holds a Master of Engineering Degree from the Nagoya Institute of Technology in Japan and Masters of Business Administration from Pepperdine University.

         Corinna A. Stolp has been a director since October 1999. Since July 1997, Ms. Stolp has been involved in CAD design and a CAD analyst at Sun Microsystems. From 1993 to 1997, she was an assistant to the President, Lightrix, a company involved in the design and development of holographics. Ms. Stolp received her Bachelor of Arts from Pepperdine University in 1991.

         Matthew L. Dodson has been a director since October 1999. Mr. Dodson is currently Business Metrisc Coordinator for Abar Staffing in San Francisco, California. From 1998 to the time of his current employment, he was a Products and Design Manager for Tenny Consulting, an internet consulting firm. From 1996 to 1998, Mr. Dodson was a store manager for the Arts Store, Inc., which is involved in the retail creative supplies business. From 1992 to 1996, he was a store manager for Mittel's Art and Frame Center. Mr. Dodson obtained his Bachelor of Science degree in Business Administration from Pepperdine University in 1997.

         Our directors serve in their positions until the next annual meeting of stockholders or until the directors' successors have been elected and qualified. Our executive officers are appointed by our Board of Directors and serve at the discretion of the Board.

ITEM 6.  EXECUTIVE COMPENSATION

         At the current time, the Company has entered into an Employment Agreement with the Company's President, and Chief Executive Officer, George J. Bentley. The Agreement is for a term of twenty-four (24) months beginning October 7, 1999. Mr. Bentley's base compensation is $100,000.00 per year payable monthly. The Company may not be in a position to pay Mr. Bentley's base compensation until such time that the Company determines that its financial condition is such that it can pay such compensation. At the time of the Company's acquisition of Advantage Systems, Inc. pursuant to the Share Exchange Agreement and Plan of Reorganization dated September 24, 1999, Mr. Bentley received an initial payment from the Company of $20,000.00.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
-------------------------------------------------------

The Company's wholly-owned subsidiary Advantage Systems, Inc., issued a Convertible Nonnegotiable Promissory Note dated September 24, 1999 to Kenney F. Noel, the Company's corporate secretary, in the amount of $92,728.02. The Note represented amounts previously loaned by Mr. Noel to Advantage Systems, Inc. The
Note is convertible into common stock of the Company at Mr. Noel's option at a conversion price equal to the lesser of (a) 100% of the lowest of the closing bid prices for the common stock for the five trading days immediately prior to the date of the Note; or (b) 77.5% of the lowest of the closing bid prices for the common stock for the five trading days immediately prior to the date of conversion. The maturity date of the note is September 24, 2000. As of January 2, 2000, Mr. Noel has exercised his conversion rights to the extent of $ 42,728.02 for an aggregate of 551,329 shares of common stock.

         In February 2000, the Company issued to Mr. Noel 113,032 shares of Common Stock in satisfaction of $8,760.00 of unpaid salary for the period October 1, 1999 to December 31, 1999. The Common Stock was issued at a price of $0.0775 per share in the same manner as the conversion of the Company's Convertible Nonnegotiable Promissory Note dated September 24, 1999.

         In February 2000, the Company issued to George Bentley 344,086 shares of Common Stock in satisfaction of $ 26,666.66 of unpaid salary for the period October 1, 1999 to December 31, 1999. The Common Stock was issued at a price of $0.0775 per share in the same manner as the shares of Common Stock were issued to Kenney Noel for Mr. Noel's unpaid salary.

ITEM 8.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

         We are authorized to issue 95,000,000 shares of Common Stock. At this time, we have 24,159,240 shares of Common Stock issued and outstanding. Each share of Common Stock entitles the shareholder (i) to one non-cumulative vote for each share held of record on all matters submitted to a vote of the stockholders; (ii) to participate equally and to receive dividends as may be declared by the Board of Directors; and, (iii) to participate pro rata in any distribution of assets available for distribution upon liquidation of the Company. Our stockholders have no preemptive rights to acquire additional shares of Common Stock or any other securities. Our Common Stock is not subject to redemption and carries no rights to purchase other securities of the Company. Our Common Stock is non-assessable.

                                     PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

         Our Common Stock has been thinly traded in the over-the-counter market and prices for the Common Stock are published on the OTC Bulletin Board under the Company's original symbols of SIMM and CSIN, and VRCS at the time of its merger with Votices, Inc. The Company's current stock symbol is ADVV. The over-the-counter market is extremely limited and the prices for our Common Stock quoted by brokers are not a reliable indication of the value of the Common Stock. The following is the range of high and low bid prices for our Common Stock since February 1997, reflected in cents per share:

         Quarter Ending           High             Low
         --------------           ----             ---
         March 1997               0 13/16          0 1/16
         June 1997                0 1/16           0.02
         September 1997           0.02             0.01
         December 1997            0 1/16           0
         March 1998               0.03             0.03
         June 1998                2.61             2.25
         September 1998           2 3/8            1 1/2
         March 1999               1 9/16           1 1/4
         June 1999                1  3/8           0 9/16
         September 1999           0  7/8           0 1/2

         These prices reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual purchases and sales by investors. The Company has never paid cash dividends on our Common Stock; however, the Company may pay dividends in the future if earnings justify it. As of December 1, 1999, the Company has approximately 130 shareholders of the Company's common stock.

ITEM 2.  LEGAL PROCEEDINGS

         The Company is not a party to any pending legal proceedings.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         The Company's original auditor was J. Paul Kenote, PC, Portland, Oregon. On January 29, 1999, Mr. Kenote resigned as the Company's auditor. At the time of his resignation, there were no disagreements between Mr. Kenote and the Company on any matter of accounting principle or practice, financial statement disclosure or auditing scope or procedure. Neither of Mr. Kenote's reports on the financial statements of the Company for the fiscal year ended 1998 contained an adverse opinion or disclaimer of opinion or was modified as to uncertainty, audit scope or accounting principle. On August 20, 1999, the Company engaged Timothy L. Steers, Certified Public Accountant, LLC as its new auditors.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         On March 4, 1998, the Board of Directors authorized the issuance of 500,000 shares of the Company's common stock to Paul Stringer, the then President of the Company, and 500,000 shares of the Company's common stock to Steve Amdahl, the then secretary of the Company. The consideration paid was $5,000 each. The transaction was conducted pursuant to Section 4(2) of the Securities Act of 1933. Mr. Stringer and Mr. Amdahl, as officers and directors of the Company, were considered sophisticated and did have access to information concerning the Company.

         On March 9, 1998, Vortices, Inc., prior to its merger with the Company ( at the time the Company was known as Simulator Systems, Inc.), conducted an offering under Regulation D Rule 504 for an aggregate of $200,000 for 2,000,000 shares of common stock. The offering was conducted offshore to non U.S. residents. Vortices, Inc. filed Form D on March 9, 1998.

         On April 21,1998, Vortices, Inc. entered into a Plan of Merger with Simulator Systems, Inc. pursuant to which Simulator Systems, Inc. merged in Vortices, Inc., with Vortices, Inc. being the surviving corporation. Vortices, Inc. thereafter changed its name to Simulator Systems, Inc. One share for Vortices, Inc. was received by the shareholders of

Simulator Systems, Inc. for each shares of Simulator. The transaction was conducted pursuant to Section 4(2) of the Securities Act of 1933 as a non-public offering.

         On March 8, 1999, the Company issued 500,000 shares of common stock to each of Paul Stringer and Steve Amdahl upon the exercise of certain option granted to them by the Company.

         On March 22, 1999, the Company sold 6,000,000 shares of its common stock to ten non--U.S. resident offshore investors for an aggregate of $60,000.00. The shares were sold pursuant to Regulation D Rule 504. The Company filed Form D on March 22, 1999.

         On September 24, 1999, the Company entered into a Share Exchange Agreement and Plan of Reorganization with Advantage Systems, Inc. dba, American Computer pursuant to which the Company acquired all of the issued and outstanding common stock of Advantage Systems, Inc. from the Advantage System shareholders. The Company issued 7,300,000 shares of common stock to the six shareholders of Advantage Systems. The transaction was conducted pursuant to
Section 4(2) of the Securities Act of 1933 as a non-public offering. The Advantage System shareholders were considered sophisticated and had access to information about the Company and were represented by independent legal counsel.

         Effective September 27, 1999, the Company entered to a Note Purchase Agreement with River Ridge Enterprises, LLC, a Colorado limited liability company, pursuant to which the Company issued its 7% Convertible Promissory Note for an aggregate of $250,000. The offering was conducted under Regulation D Rule
504. The Company filed Form D on October 1, 1999. River Ridge Enterprises, LLC is an accredited investor because all of its equity holders are accredited investors. River Ridge Enterprises, LLC was represented by its own legal counsel.

         Effective October 8, 1999, pursuant to authorization from the Board of Directors on August 18, 1999, the Company issued 20,000 shares of common stock to Jose Cruz, Jr. in satisfaction of a promissory note from Mr. Cruz to the Company dated September 23, 1995. The shares were issued pursuant to Section 4(2) of the Securities Act of 1933. Mr. Cruz was considered sophisticated and had access to information about the Company arising from his previous loan transaction.

         Effective October 8, 1999, pursuant to authorization from the Board of Directors on August 18, 1999, the Company issued 20,000 shares of common stock to James R. Hoaglin in satisfaction of a promissory note from Mr. Hoaglin to the Company dated September 23, 1995. The shares were issued pursuant to Section 4(2) of the Securities Act of 1933. Mr. Hoaglin was considered sophisticated and had access to information about the Company arising from his previous loan transaction.

         Effective October 8, 1999, pursuant to authorization from the Board of Directors on August 8, 1999, the Company issued 10,000 shares of common stock to Gerald Robinson, dba J & J Auto Sales, in cancellation of an agreement between the Company and J & J Auto Sales whereby the Company agreed to purchase a 1989 Ford vehicle. In addition to the cancellation of the agreement and the issuance of the shares, the Company returned , and J & J Auto Sales accepted the return of, the vehicle.

         In January 2000, the Company issued 551,329 shares of common stock to Kenney Noel, an officer and director of the Company upon conversion of a portion of the outstanding balance of the Company's Convertible Non-Negotiable Promissory Note dated September 24, 1999. The Company also issued 113,032 to Mr. Noel in satisfaction of unpaid salary for the period October 1, 1999 to December 31, 1999.

         The Company believed that each of the foregoing persons or entities to whom shares of common stock were issued were either an "accredited investor" or a "sophisticated investor" as referred to in the Securities Act of 1933. Each had access to all material information regarding the Company, its business and financial condition prior to the offer and sale of the securities in question. The Company took into consideration a number of factors in determining the price per share of its common stock in the described transactions. These consisted of
(1) the "restricted" nature of the securities (except for those transactions under Regulation D Rule 504); (2) the limited market for the Company's common stock on the OTC Bulletin Board; (3) the book value of the common stock; and (4) the Company's history of limited revenues.

ITEM 5.   INDEMNIFICATION OF OFFICERS AND DIRECTORS

         The Company is permitted under the Nevada Revised Statutes to indemnify any person named as a party to a legal proceeding because they are, or were, a director, officer, employee or agent of the Company. The indemnification covers expenses, judgments, fines and amounts paid by the director, officer, employee or agent in any settlement of the legal proceeding if they acted in good faith and in a manner which they reasonably believed to be in the best interest of the Company and they had no reason to believe their conduct was unlawful.

         The Company is required to indemnify a director, officer, employee or agent of the Company who is successful in the defense of any legal proceeding in which they are named as a party because they are, or were a director, officer, employee or agent of the Company. The indemnification covers expenses incurred by them in connection with the defense.

         The Company's Articles of Incorporation eliminate the personal liability of our directors, officers and stockholders for damages for breach of fiduciary duty; however, the liability of a director or officer is not eliminated for (a) actions or inactions which involve intentional misconduct, fraud or a knowing violation of law, or for (b) the payment of distributions to stockholders in violation of the applicable Nevada law.

         The Company may make arrangements to pay the expenses of officers and directors which are incurred in defending a civil or criminal proceeding, either as the expenses are incurred and in advance of the final outcome of the legal proceeding. If the Company pays these expenses, the director or officer must agree to repay the amount if it is determined by the court that they are not entitled to be indemnified by the Company.

         Nevada law also permits the Company to buy and maintain liability insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the Company to cover any liability asserted against them and liability and expenses incurred by them in their capacity as a director, officer, employee or agent, whether or not the Company has the authority to indemnify them against such liability and expenses.


PART F/S

         Attached hereto are the following financial statements:

         (1) Independent Auditor's Report of Timothy L. Steers, Certified Public Accountant, LLP.

         (2) Consolidated Balance Sheet, Statement of Operations and Accumulated Deficit Statement of Changes in Shareholders' Equity, Statement of Cash Flows, and Notes to Consolidated Financial Statements for Advantage Technologies, Inc. for the three years ended September 30, 1999.

         (3) Unaudited financial statements for the fiscal quarter ended December 31, 1999 will be filed by amendment.

                         REPORT OF INDEPENDENT AUDITORS


To the Stockholders
Advantage Technologies, Inc.

We have audited the accompanying consolidated balance sheets of Advantage Technologies, Inc. (formerly Simulator Systems, Inc.) as of September 30, 1999 and 1998, and the related consolidated statements of operation, cash flows and changes in stockholders' equity for each of the three years in the period ended September 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Advantage Technologies, Inc. (formerly Simulator Systems, Inc.) as of September 30, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 1999, in accordance with generally accepted accounting principles.


                                                TIMOTHY L. STEERS
                                                CERTIFIED PUBLIC ACCOUNTANT, LLC

Portland, Oregon
February 1, 2000

                                                                              2
                          Advantage Technologies, Inc.
                       (formerly Simulator Systems, Inc.)

                           Consolidated Balance Sheets



                                                                    September 30
                                                            --------------------------
                                                               1999            1998
                                                            ----------      ----------
                                     ASSETS
Current assets:
     Cash                                                  $   164,427      $     2,684
     Accounts receivable - trade                               220,923                -
     Receivable from stockholders                                    -           57,519
     Inventories                                                31,206                -
     Prepaid expenses                                                -              415
                                                            ----------       ----------
              Total current assets                             416,556           60,618




Equipment, less accumulated depreciation of
     $4,210 in 1998                                              2,635            6,777





Other assets:
     Organizational costs, less accumulated
       amortization of $464 in 1999 ($310 in 1998)               8,865            9,019
     Deposits                                                        -              250
     Goodwill, less accumulated amortization of
       $6,115 in 1998                                        4,663,997           67,261
                                                            ----------       ----------

              Total other assets                             4,672,862           76,530
                                                            ----------       ----------


                                                           $ 5,092,053      $   143,925
                                                            ==========       ==========



                              Continued on page 3.

                                                                               3
                          Advantage Technologies, Inc.
                       (formerly Simulator Systems, Inc.)

                     Consolidated Balance Sheets (continued)




                                                                    September 30
                                                            --------------------------
                                                               1999            1998
                                                            ----------      ----------
                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
     Checks outstanding in excess of cash                  $     9,399      $         -
     Accounts payable                                          189,522           40,572
     Income taxes currently payable                                 10               30
     Other liabilities                                          32,600                -
     Notes payable to stockholders                             122,480                -
     Long term debt due within one year                         12,000                -
                                                            ----------       ----------
              Total current liabilities                        366,011           40,602


Long term debt                                                 327,660           40,000

Convertible notes payable to stockholders                       42,728                -


Stockholders' equity:
     Preferred stock, $.001 stated value; authorized
       5,000,000 shares                                              -                -
     Common stock, $.001 par value; authorized
       95,000,000 shares; issued 17,046,295 shares
       in 1999 (246,295 shares in 1998); outstanding
       14,546,295 shares in 1999 (246,295 shares in
       1998)                                                    14,546              246
     Additional paid-in capital                              5,373,175          654,975
     Retained deficit                                       (1,032,067)        (591,898)
                                                            ----------      -----------
                  Total stockholders' equity                 4,355,654           63,323
                                                            ----------       ----------

                                                           $ 5,092,053      $   143,925
                                                            ==========       ==========

                             See accompanying notes.

                          Advantage Technologies, Inc.
                       (formerly Simulator Systems, Inc.)

                      Consolidated Statements of Operations


                                                          Years ended September 30
                                            ----------------------------------------------------
                                                1999                1998                1997
                                            -------------      -------------       -------------

Revenues                                    $          -         $        -         $         -

Costs and expenses:
   Marketing                                       6,756              3,432               7,667
   General and administrative                    195,724            135,415             206,885
   Research and development                       26,533            120,609              60,783
   Non-recurring losses                          211,146                  -                   -
   Interest                                            -              1,500               2,250
                                             -----------          ---------          ----------

         Total costs and expenses                440,159            260,956             277,585
                                             -----------          ---------          ----------

Loss before provision for income taxes          (440,159)          (260,956)           (277,585)

Provision for income taxes                            10                 10                  10
                                             -----------          ---------          ----------


Net loss                                    $   (440,169)        $ (260,966)        $  (277,595)
                                             ===========          =========          ==========


Net loss per common share                   $      (.101)        $   (1.189)        $    (1.501)
                                             ===========          =========          ==========













                             See accompanying notes.

                          Advantage Technologies, Inc.
                       (formerly Simulator Systems, Inc.)

           Consolidated Statements of Changes in Stockholders' Equity
         For the period from October 1, 1996 through September 30, 1999


                                      Preferred stock        Common stock       Additional                            Total
                                     -----------------  ---------------------    paid-in         Retained        shareholders'
                                      Shares    Amount     Shares     Amount     capital         deficit       equity(deficit)
                                     --------   ------  ----------  ---------  -----------    -------------    ---------------
Balance at October 1, 1996                  -   $    -   8,989,525   $ 8,990   $   300,605    $    (53,337)   $     256,258
Effect of 50 shares for 1 share
   reverse stock split                      -        -  (8,804,646)   (8,805)        8,805               -                -
Net loss                                    -        -           -         -             -        (277,595)        (277,595)
                                     --------    -----  ----------    ------    ----------     -----------     -------------
Balance at September 30, 1997               -        -     184,879       185       309,410        (330,932)         (21,337)
Shares issued for cash, net of
   offering costs                           -        -      41,127        41       177,209               -          177,250
Shares issued to stockholders for
   cash and compensation                    -        -      19,535        20        94,980               -           95,000
Shares issued in exchange for
 shares of Simulator Systems, Inc.          -        -         754         -        73,376               -           73,376
Net loss                                    -        -           -         -             -        (260,966)        (260,966)
                                     --------    -----  ----------    ------    ----------     -----------     -------------
Balance at September 30, 1998               -        -     246,295       246       654,975        (591,898)          63,323
Shares issued for cash                      -        -   6,000,000     6,000        54,000               -           60,000
Shares issued to stockholders for
   cash                                     -        -   1,000,000     1,000         9,000               -           10,000
Shares issued in exchange for
   shares of Advantage Systems, Inc.        -        -   7,300,000     7,300     4,555,200               -        4,562,500
Capital contributed                         -        -           -         -       100,000               -          100,000
Net loss                                    -        -           -         -             -        (440,169)        (440,169)
                                     --------    -----  ----------    ------    ----------     -----------     -------------
Balance at September 30, 1999               -        -  14,546,295   $14,546   $ 5,373,175    $ (1,032,067)   $   4,355,654
                                     ========    =====  ==========    ======    ==========     ===========     ============

                             See accompanying notes.

                          Advantage Technologies, Inc.
                       (formerly Simulator Systems, Inc.)

                      Consolidated Statements of Cash Flows


                                                                           Years ended September 30
                                                                 --------------------------------------------
                                                                      1999            1998            1997
                                                                  -----------     -----------     -----------
Cash flows from operating activities:
      Net loss                                                   $   (440,169)   $   (260,966)   $   (277,595)
      Adjustments to reconcile net loss to net cash
          provided by (used in) operating activities:
             Depreciation and amortization                              2,318           8,393          10,575
             Deferred income taxes                                   (186,800)       (111,600)       (118,800)
             Allowance for deferred tax assets                        186,800         111,600         118,800
             Common stock issued in exchanged for
               compensation                                                 -          85,500               -
             Advances to stockholders' exchanged for
               compensation                                           103,569               -               -
             Non-recurring losses                                      61,146               -               -
             Changes in assets and liabilities, net of
               effects of purchase  of  Advantage
               Systems, Inc. in 1999 (Simulator
               Systems, Inc. in 1998):
                  Prepaid expenses                                        415               -               -
                  Marketable equity securities                              -               -         299,028
                  Accounts payable                                     60,284         (12,478)          3,300
                  Income taxes currently payable                          (20)             10              10
                                                                  -----------     -----------     -----------
                                                                     (212,457)       (179,541)         35,318
Cash flows from investing activities:
     Decrease (Increase) in deposits                                      250               -            (250)
     Advances to stockholders                                         (46,050)         (7,820)        (31,495)
     Capital expenditures                                                   -            (180)           (357)
                                                                  -----------     -----------     -----------
                                                                      (45,800)         (8,000)        (32,102)
Cash flows from financing activities:
     Proceeds from long term debt                                     250,000               -               -
     Capital contributed                                              100,000               -               -
     Proceeds from common stock                                        70,000         209,500               -
     Offering costs                                                         -         (22,570)              -
                                                                  -----------     ------------    -----------
                                                                      420,000         186,750               -
                                                                  -----------     -----------     -----------
Net increase (decrease) in cash                                       161,743            (791)          3,216

Cash at beginning of year                                               2,684           3,475             259
                                                                  -----------     -----------     -----------

Cash at end of year                                              $    164,427    $      2,684    $      3,475
                                                                  ===========     ===========     ===========

                             See accompanying notes.

                                                                               7
                          Advantage Technologies, Inc.
                       (formerly Simulator Systems, Inc.)

                   Notes to Consolidated Financial Statements
                               September 30, 1999



1.       Nature of business and summary of significant accounting policies
         -----------------------------------------------------------------

         Nature of business: Advantage Technologies, Inc. (the "Company") was originally organized as a Nevada corporation in September 1993 under the name Logistics Distribution Systems International Group, Inc. In November 1995, the Company's name was changed to Vortices, Inc. and began developing and marketing flight simulators to the arcade game industry.

         In April 1998, the Company acquired Simulator Systems, Inc. and began developing and marketing computerized rifle/pistol simulators to the arcade game industry. With that acquisition, the Company ceased developing and marketing flight simulators and changed its name to Simulator Systems, Inc.

         In April 1999, the Company ceased developing and marketing computerized rifle/pistol simulators, purchased a franchise to operate an Internet gaming website, and changed its name to Casino Pirata.com, Ltd.

         In September 1999, the Company acquired Advantage Systems, Inc., dba American Computer. American Computer is a second-tier vendor and marketer of personal computer products.

         In December 1999, new management of the Company conveyed its Internet gaming website franchise rights to a newly-formed, wholly owned subsidiary and changed the name of the Company to Advantage Technologies, Inc.

         Basis of reporting: Prior to its acquisition of Advantage Systems, Inc. the Company was engaged in the development of its products and markets and recognized no revenues from operations. All research and development costs were expensed as incurred in accordance with Statement of Financial Accounting Standards No. 7.

         The 1998 financial statements include the accounts of the Company and since its acquisition on April 21, 1998 its wholly owned subsidiary Simulator Systems, Inc. The 1999 financial statements include the accounts of the Company and its wholly owned subsidiaries Simulator Systems, Inc. and, since its acquisition on September 24, 1999, Advantage Systems, Inc. All inter-company balances and transactions have been eliminated upon consolidation.

         Cash: The Company deposits their cash in financial institutions and, at various times throughout the year, cash held in these accounts has exceeded Federal Deposit Insurance Corporation limits. The Company has not experienced any losses as a result of these cash concentrations.

         For purposes of the statement of cash flows, the Company considers cash equivalents to be highly liquid instruments with original due dates within three months of the date purchased.

                                                                               8
                          Advantage Technologies, Inc.
                       (formerly Simulator Systems, Inc.)

                   Notes to Consolidated Financial Statements
                               September 30, 1999


1.       Nature of business and summary of significant accounting policies
         -----------------------------------------------------------------
         (continued)
         -----------

         Cash (continued): Supplemental disclosure of noncash investing and financing activities is as follows:

                                                                          1999           1998         1997
                                                                      -------------   ----------    ---------
              Common  stock issued in exchange for the purchase of
                Advantage Systems, Inc.                               $   4,562,500   $        -   $        -
                                                                       ============    =========    =========

              Common  stock issued in exchange for the purchase of
                Simulator Systems, Inc.                               $           -   $   73,376   $        -
                                                                       ============    =========    =========

              Common stock issued in exchange for compensation        $           -   $   85,500   $        -
                                                                       ============    =========    =========

              Stockholders' advances exchanged for compensation       $     103,569   $        -   $        -
                                                                       ============    =========    =========

         Inventories: Inventories consist of finished goods and are valued at the lower of average cost (specific identification) or market.

         Equipment: Equipment is carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the depreciable assets, which range from three to seven years.

         Amortization of organizational costs: Organizational costs are being amortized using the straight-line basis over five years.

         Goodwill: Goodwill in 1999 represents the excess purchase price over the estimated fair value of Advantage Systems, Inc. Goodwill will be amortized using the straight-line method over seven years. Goodwill in 1998 represented the excess purchase price over estimated fair value of Simulator Systems, Inc. and was being amortized using the straight-line method over five years.

         Impairment   of   long-lived   assets:   The   Company   assesses   the
         recoverability  of  long-lived   assets  by  determining   whether  the
         depreciation and amortization of the asset's balances over its remaining life can be recovered through projected undiscounted, future cash flows. The amount of impairment, if any, is measured based on fair value and charged to operations in the period in which the impairment is determined by management.

         In April 1999 management of the Company determined they were unable to recover their goodwill relating to the acquisition of Simulator Systems, Inc. and charged the remaining balance of $61,146 to operations as non-recurring losses.

                                                                               9
                          Advantage Technologies, Inc.
                       (formerly Simulator Systems, Inc.)

                   Notes to Consolidated Financial Statements
                               September 30, 1999


1.       Nature of business and summary of significant accounting policies
         -----------------------------------------------------------------
         (continued)
         -----------

         Impairment  of  long-lived  assets  (continued):   In  September  1999,
         management of the Company determined they were unable to recover the purchase of their Internet gaming website franchise and charged its cost of $150,000 to operations as non-recurring losses.

         Revenue recognition: Revenues are recognized when products are shipped to customers.

         Reporting comprehensive income: The Company reports and displays comprehensive income and its components as separate amounts in the financial statements. Comprehensive income includes all changes in equity during a period that results from recognized transactions and other economic events other than transactions with owners. The Company did not carry any items required to be disclosed as other comprehensive income in 1999, 1998 or 1997.

         Stock based compensation: The Company accounts for stock based compensation under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123 defines a fair value based method of accounting for stock based compensation. However, SFAS 123 allows an entity to continue to measure compensation cost related to stock and stock options issued to employees using the intrinsic method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Entities electing to remain with the accounting method of APB 25 must make pro forma disclosures of net income and earnings per share, as if the fair value method of accounting defined in SFAS 123 had been applied. The Company has elected to account for its stock based compensation to employees under APB 25 and has adopted the disclosure-only provisions of SFAS 123. Accordingly, no compensation cost is recognized for the stock options.

         Income taxes: Income taxes are accounted for and reported using an asset and liability approach. Deferred income tax assets and liabilities are provided annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. Deferred income taxes are computed based on enacted tax laws and rates applicable to the periods in which the differences are expected to effect taxable income.

         Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the year in deferred tax assets and liabilities.

                                                                              10
                          Advantage Technologies, Inc.
                       (formerly Simulator Systems, Inc.)

                   Notes to Consolidated Financial Statements
                               September 30, 1999


1.       Nature of business and summary of significant accounting policies
         -----------------------------------------------------------------
         (continued)
         -----------
         Net loss per common share: Net loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during the period. The weighted average number of common stock shares outstanding was 4,356,158 for 1999 (219,720 for 1998; 184,879 for
         1997). Shares issued to an escrow agent, but not outstanding, and stock options are not considered common stock equivalents, as the affect on net loss per share would be anti-dilutive.

         Concentration risk: The Company grants credit to customers. The Company's ability to collect receivables is affected by economic fluctuations in the geographic areas in which it serves.

         Risks and uncertainties: The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Management of the Company has made certain estimates and assumptions regarding the collectability of accounts receivable, carrying values of inventories, and recoverability of goodwill. Such estimates and assumptions primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.


2.       Business combinations
         On September 24, 1999, the Company entered into a "Share Exchange Agreement and Plan of Reorganization" (the "Share Exchange Agreement") with Advantage Technologies, Inc., dba American Computer ("American Computer"). Pursuant to the Share Exchange Agreement the Company issued 7,300,000 shares of its common stock in exchange for 100% of the issued and outstanding common stock of American Computer. The business combination was accounted for in accordance with Accounting Principles Board Opinion No. 16 as a purchase.

         The value of the shares issued for American Computer was $4,562,500 ($.625 per share) which represented the closing bid price of the Company's common stock on the date of the Share Exchange Agreement. The purchase price exceeded the fair market value of American Computer by $4,663,997. Components of the purchase of American Computer are as follows:

            Fair value of the Company's common stock issued        $   4,562,500

                                                                              11
                          Advantage Technologies, Inc.
                       (formerly Simulator Systems, Inc.)

                   Notes to Consolidated Financial Statements
                               September 30, 1999


2.       Business combinations (continued)
         --------------------------------
           Fair value of American Computer:
              Accounts receivable, at net realizable value    $     220,923
              Inventories, at net realizable value                   31,206
              Equipment, at estimated value determined by
               management                                             2,635
              Checks outstanding in excess of cash                   (9,399)
              Accounts payable                                      (99,394)
              Other liabilities                                     (32,600)
              Notes payable to stockholders                        (165,208)
              Long term debt                                        (49,660)
                                                               ------------
                Net liabilities acquired                           (101,497)
                                                               ------------

              Goodwill                                        $   4,663,997
                                                               ============

         The results of operations of American Computer are included in the accompanying consolidated financial statements since the date of acquisition. The following pro forma summary presents the consolidated financial position and results of operations of the Company as if the business combination occurred on October 1, 1997:

                                                  As of September 30
                                          -----------------------------------
                                              1999                 1998
                                          --------------       --------------
           Current assets                 $      416,557       $       92,916
           Tangible assets                       428,056              109,965
           Total assets                        3,788,481            4,239,197
           Current liabilities                   366,011              190,549
           Total liabilities                     736,399              265,160
           Total stockholders' equity          3,052,082            3,974,037

                                                Year ended September 30
                                          -----------------------------------
                                              1999                 1998
                                          --------------       --------------
           Net revenues                   $    1,412,363       $    1,018,192
           Gross profit                          320,481              155,737
           Costs and expenses                  1,364,886            1,185,105
           Net loss                           (1,044,405)          (1,029,368)
           Loss per common share                   (.091)               (.137)

         The above amounts are based upon certain assumptions and estimates that the Company believes are reasonable. The pro forma consolidated financial position and results of operations do not purport to be indicative of the results which would have been obtained had the business combination occurred as of October 1, 1997 or which may be obtained in the future.

                                                                              12
                          Advantage Technologies, Inc.
                       (formerly Simulator Systems, Inc.)

                   Notes to Consolidated Financial Statements
                               September 30, 1999


2.       Business combinations (continued)
         --------------------------------
         On April 21, 1998, the Company entered into an "Articles of Merger and Plan of Merger" (the "Plan of Merger") with Simulator Systems, Inc. Under the Plan of Merger the Company issued 754 shares of its common stock in exchange for 100% of the issued and outstanding common stock of Simulator Systems, Inc. The business combination was accounted for in accordance with Accounting Principles Board Opinion No. 16 as a purchase.

         The value of the shares issued for Simulator Systems, Inc. was $73,376 ($97.316 per share) which represented the closing bid price of the Company's common stock on the date of the Plan of Merger. The purchase price exceeded the fair market value of Simulator Systems, Inc. by $73,376.


3.       Notes payable to stockholders
         Two stockholders, one also being an officer of the Company, advanced working capital to the Company in exchange for notes payable. The notes are non-interest bearing, unsecured and due September 2000.

         The note  payable  to the  officer  of the  Company,  which  aggregated
         $92,728, is convertible at the option of the officer at any time in whole or in part into shares of common stock of the Company. Shares issued will be valued at 100% of the lowest closing bid price for the five trading days immediately prior to September 24, 1999, the date of the note, or 77.5% of the lowest closing bid price for the five trading days immediately prior to the date of conversion, whichever is lessor.

         Subsequent to September 30, 1999 and through February 1, 2000, this officer has converted $42,728 of the note into 551,329 shares of common stock of the Company. Accordingly, this amount has been classified as long term in the accompanying consolidated balance sheet at September 30, 1999.


4.       Long term debt
         Long term debt consisted of the following at September 30:
                                                              1999       1998
                                                           ---------  ---------

            Note  payable  due   September   2001  with
            interest at 7% per annum. Any outstanding principal and unpaid accrued interest may be converted at any time in whole or in part at the option of the holder into shares of common stock of the Company.
            Shares issued will be valued at 100% of the lowest closing bid price for the five trading days immediately prior to September
            27, 1999, the date

                                                                              13
                          Advantage Technologies, Inc.
                       (formerly Simulator Systems, Inc.)

                   Notes to Consolidated Financial Statements
                               September 30, 1999


4.       Long term debt (continued)
         -------------------------
                                                              1999       1998
                                                           ---------  ---------

            of the note, or 77.5% of the lowest closing
            bid  price  for  the  five   trading   days
            immediately    prior   to   the   date   of
            conversion, whichever is lessor.               $ 250,000  $       -

            Non-interest  bearing,   convertible  notes
            payable to individuals were due June 1996.        40,000     40,000

            Note  payable  to a  bank,  due in  monthly
            repayments   of  $1,000   per  month   plus
            interest  at the bank's  prime rate plus 3%
            per annum.  Guaranteed by two stockholders'
            of the Company.                                   49,660          -
                                                           ---------  ---------

                Total long term debt                         339,660     40,000
                Less amount due within one year               12,000          -
                                                           ---------  ---------

                Long term debt                             $ 327,660  $  40,000
                                                            ========  =========

         The holder of the $250,000 note payable has converted $194,161 of principal and $2,236 of interest of the note into an aggregate of 1,650,614 shares of common stock of the Company through February 1, 2000.

         On October 8, 1999, the holders of the $40,000 non-interest bearing notes payable converted their entire balances into 40,000 shares of common stock of the Company. Accordingly, these notes have been classified as long term in the accompanying consolidated balance sheet.

         Aggregate   repayments  of  long  term  debt  after  giving  affect  to conversions into common stock are as follows: $12,000 in 2001; $67,839 in 2002; $12,000 in 2003; and $1,660 in 2004.


5.       Income taxes
         The components of net deferred income taxes are as follows as of September 30:

                                                          1999           1998
                                                      -----------    ----------
           Deferred tax assets:
              Net operating losses                    $   413,000   $   251,500
              Amortization of goodwill                     26,900         1,600
              Less allowance for deferred tax assets     (439,900)     (253,100)
                                                       ----------    ----------

              Net deferred income taxes               $         -   $         -
                                                       ==========    ==========

                                                                              14
                          Advantage Technologies, Inc.
                       (formerly Simulator Systems, Inc.)

                   Notes to Consolidated Financial Statements
                               September 30, 1999


5.       Income taxes (continued)
         -----------------------
         The components of the provision (benefit) for income taxes are as follows for the years ended September 30:

                                                                       1999           1998            1997
                                                                  --------------  -------------  -------------
            Currently payable -state                              $          10  $          10  $          10
            Deferred:
              Federal                                                  (157,800)  $    (94,400)  $   (100,500)
              State of Oregon                                           (29,000)       (17,200)       (18,300)
                                                                   ------------    -----------    -----------
                                                                       (186,800)      (111,600)      (118,800)
                                                                   ------------    -----------    -----------
           Net benefit for income taxes                                (186,790)      (111,590)      (118,790)
            Change in allowance for deferred tax assets                186,800         111,600        118,800
                                                                   -----------     -----------    -----------

                Provision for income taxes                        $         10    $         10   $         10
                                                                   ===========     ===========    ===========

         Reconciliation of income taxes computed at the federal statutory rate to the provision (benefit) for income taxes is as follows for the years ended September 30:

                                                                       1999           1998            1997
                                                                  --------------  -------------  ------------
           Federal tax benefit at statutory rates                 $    (149,654)  $    (88,728)   $   (94,379)
           State tax benefit, net of federal benefit                    (37,450)       (22,967)       (24,522)
            Differences resulting from:
              Non-deductible and other items                               314             105            111
              Change in allowance for deferred tax assets              186,800         111,600        118,800
                                                                       -------     -----------        -------

                Provision for income taxes                        $         10    $         10   $         10
                                                                   ===========     ===========    ===========

         The Company had net operating loss carryovers of approximately $1,027,300 as of September 30, 1999 available to offset future taxable income, if any. Utilization of the loss carryovers is further limited in any year because the Company's ownership changed more than 50% during 1999. If not utilized against future taxable income, the tax loss carryovers will expire as follows: $56,400 in 2111; $295,500 in 2117; $273,600 in 2118; and $401,800 in 2119.


6.       Common stock
         Effective March 15, 1999, the stockholders of the Company approved a 50 shares for 1 share reverse stock split. All share amounts in the accompanying consolidated financial statements have been restated to reflect this reverse stock split.

                                                                              15
                          Advantage Technologies, Inc.
                       (formerly Simulator Systems, Inc.)

                   Notes to Consolidated Financial Statements
                               September 30, 1999


6.       Common stock (continued)
         -----------------------
         On October 8, 1999, the Company issued 10,000 shares of its common stock and a vehicle in exchange for accounts payable of $5,222.

         On September 27, 1999, the Company has issued to an escrow agent 2,500,000 shares of its common stock for conversion of the $250,000 note payable under the term of the agreement.

         On September 27, 1999, in connection with obtaining the $250,000 convertible note payable, the Company granted options to purchase 25,000 shares of its common stock to the holders of the note. The options may be exercised in whole or in part on or before September 27, 2002 at a purchase price per share equal to 110% of the closing bid price of the Company's common stock on the date the share options were issued, which was $.625 per share. The Company has reserved 25,000 shares of its common stock for issuance under this option agreement.

         In March 1999, two then existing officers were granted 500,000 shares each of common stock of the Company at a price of $.01 per share. The price per share represented recent sales of the Company's common stock to outsiders on the date of grant; accordingly no compensation expense was charged to operations as a result of these share grants.

         In March 1998, the same two then existing officers exercised grants aggregating 19,535 shares of the Company's common stock. The shares were valued at $95,000 ($4.863 per share) which represented the closing bid price of the Company's common stock on the date of grant. Compensation expense of $90,000 was charged to operations in 1998 as a result of these share grants.

         In February 2000, the Board of Directors of the Company approved the issuance of 344,086 shares of its common stock to its President in exchange for compensation expense from October 1, 1999 through January 31, 2000 aggregating approximately $26,700.

                                    PART III

ITEM 1            INDEX TO EXHIBITS
Exhibit
Number            Description
------            -----------

2.1 Articles of Merger and Plan of Merger dated April 21, 1998 between Vortices, Inc. and Simulator Systems.

2.2 Share Exchange Agreement and Plan of Reorganization dated September 24, 1999 , and amendment thereto, between Casino Pirata.com Ltd, Advantage Systems, Inc. and the shareholders of Advantage Systems, Inc.

3.1 Articles of Incorporation of Advantage Technologies, Inc. and Amendments thereto.

3.2               Articles of Incorporation of Advantage Systems, Inc.

3.3               Articles of Incorporation of CasinoPirata.com Ltd.

3.4               Bylaws of Advantage Technologies, Inc.

3.5               Bylaws of Advantage Systems, Inc.

3.6               Bylaws of Casino Pirata.com Ltd.

4                 Specimen Stock Certificate

10.1 Employment Agreement between George J. Bentley and Advantage Technologies, Inc. dated November 18, 1999, effective as of October 7, 1999.

10.2              Software  License  Agreement  with WorldNet  Casinos.com  Ltd.
                  dated April 19, 1999.

16                Letter of J. Paul Kenote  Certified  Public  Accountant,  P.C.
                  dated December 16, 1999.

21                Subsidiaries

27                Financial Data Schedule

                                   SIGNATURES


         In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                Advantage Technologies, Inc.

Date: February 17, 2000                         By /s/ George J. Bentley
                                                   ----------------------
                                                   George J. Bentley, President













                                      -25-